September 29, 2020	David S. Stone
Attorney at Law

Tel 312.269.8411
Fax 312.578.1796
dstone@nge.com

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Hycroft Mining Holding Corporation
Registration Statement on Form S-1 (“S-1”)
File No. 333-248516

Dear Mr. Levenberg:

Per your request, attached please find a marked copy of Amendment No. 2 to the S-1 showing changes from Amendment No. 1. Please feel free to call me at (312) 269-8411 if you would like to discuss.

Very truly yours, /s/ David S. Stone David S. Stone

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